EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Nick Clarke as a non-executive director

ST HELIER, Jersey, Sept. 23, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces that Nick Clarke has joined the board of directors of the Company as an independent non-executive director with immediate effect.

Mr Clarke, who is Chairman of Central Asia Metals PLC (AIM:CAML), is a highly experienced Chartered Engineer (CEng) with 45 years in the mining industry.  He has held senior positions in several  resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fund raisings on AIM and TSX.

He has an extensive background in managing AIM and TSX listed minerals companies including his current position as Chairman of Central Asia Metals PLC, where he was CEO from 2009 until 2016.  Between 2004 and 2008 he was Managing Director of Oriel Resources plc and from 2006 to 2008 he was President and CEO of Lero Gold Corporation.

Mr Clarke has significant experience as a non-executive director of a number of AIM and TSX listed resource companies having previously held non-executive directorships on the boards of Afcan Mining Corp., Caledon Resources plc, Obtala Resources plc, Columbus Copper Corp and Sunkar Resources plc.

Nick is an Associate of Camborne School of Mines (ACSM). He is a trustee of the Camborne School of Mines Trust and is a member of the Institution of Materials Minerals & Mining (MIMMM).

Commenting on Mr Clarke’s appointment, Mr Leigh Wilson, Caledonia's Chairman, said:

“I am delighted to welcome Nick Clarke to Caledonia’s Board.  Nick’s technical background, extensive corporate experience and successful track record in the mining industry will undoubtedly make a significant contribution to the Board.

“As we enter the equipping phase of the Central Shaft project at Blanket Mine, having completed shaft sinking in July, Caledonia’s management team and Board continue also to focus on new opportunities as Blanket Mine begins to ramp up to its target of 80,000 ounces of gold per year from 2022 onwards.

“Mr Clarke’s experience will provide further support in evaluating and implementing these opportunities, with Blanket Mine’s ongoing mining operations acting as the catalyst in furtherance of the Company’s growth and development.”

Commenting on his appointment as an independent non-executive director of Caledonia, Mr Clarke said:

"I am delighted to join Caledonia’s Board at this exciting time in the Company's development.

“It is testament to the strength of Caledonia’s management team that, in what has been a turbulent period in Zimbabwe, the Blanket Mine has operated successfully, Caledonia has continued to pay a regular quarterly dividend and the Central Shaft project is nearing completion.

“I look forward to being part of Caledonia’s Board and working with my fellow directors and Caledonia’s management team to support Caledonia’s profitable growth.”

About Caledonia Mining

Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”).  In November 2018, Caledonia announced that it had signed a legally binding sale agreement to increase its holding in Blanket Mine to 64%, subject to receipt of, amongst other things, regulatory approvals. Caledonia’s shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at June 30, 2019, Caledonia had cash of approximately US$7.9m.  Blanket Mine plans to increase production from 54,511 ounces of gold in 2018 to approximately 75,000 ounces in 2021 and approximately 80,000 ounces in 2022; Blanket Mine’s target production for 2019 is between 50,000 and 53,000 ounces.1 Caledonia expects to publish its results for the quarter to September 30, 2019 on or around November 14, 2019.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Appendix 1 - Current and Previous Directorships of Mr Clarke and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies of which Mr Clarke has been a director at any time in the previous five years are set out below.

Company	Status
Central Asia Metals PLC	Current
NTK Developments Ltd	Current
Toro Gold Ltd	Previous
Wolf Minerals Limited	Previous
Wolf Minerals (UK) Limited	Previous
Columbus Copper Corp.	Previous

On 17 October 2018 Wolf Minerals (UK) Limited, a UK registered company and wholly owned subsidiary of Wolf Minerals Limited, an Australian registered company, of which Mr Clarke was a non-executive director was placed into liquidation.

Mr Clarke’s full name is Nicholas Royston Clarke.  He is 67 years old.

Mr Clarke holds no shares or share options in the Company.

There are no other matters which are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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1 Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.